A2Z Technologies Canada Deemed "Essential Service" in Israel and Operations Unaffected in Midst of COVID-19 (Coronavirus) Pandemic

Vancouver, BC / ACCESSWIRE / March 26, 2020 / A2Z Technologies Canada Corp. ("A2Z" or the "Company") (TSXV: AZ) (FSE: A23), a pioneer in military robotics, services, and innovation in the auto industry, announces that the Company has been classified as an "essential service" company in Israel, and its business operations continue and remains strong.

Bentsur Joseph, President and CEO of A2Z states, "We wish to reiterate that our core business, working with government agencies, has been classified by the Israeli government as essential, and thus, we are operating at full capacity. We are taking every precaution possible to ensure our employees safety while remaining available to fulfill our various contracts with so many important divisions of the Israeli government, including the Army, Police, Ministry of Defense, among others, all of whom are also deemed "essential services" and remain open, enabling us to fulfill our contracts as per relevant agreements."

Additionally, with the recently completed financing and improved payment terms from our clients, the Company's balance sheet remains strong, enabling it to continue to grow its business.

Bentsur continues, "The Company's cash flow remains strong, and our business is robust, alive, and well. Our Canadian and Frankfurt listings give us the platform to a whole new

level of investor exposure and a nexus from which to expand our visibility to promising potential clients within North America and the European Union."

The Company wishes to thank its employees, shareholders, and clients for their strong support, and looks forward to providing material updates on its exciting technologies and business developments in the near future.

BUSINESS OF A2Z

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

Highlights:

Core Business: A2Z's line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a patent for a smart vehicle cover device that protects automobiles from the elements while the vehicle is parked and is stowed away safely in the vehicle's bumper when not in use.

Fuel Tank Intelligent Containment System (FTICS): In the event of a collision, the FTICS system installed into the fuel tank prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually.

Management: CEO Bentsur Joseph's previous venture, *Comfy Interactive*, was acquired by Shamrock Holdings, the family investment firm founded by Roy Disney. Previously, Bentsur Joseph was the chairman of Elad Hotels whose holdings include the Plaza Hotel in New York City.

Bentsur Joseph has a ~64% ownership stake in the business with 30,000,000 shares subject to an escrow agreement.

For more information regarding A2Z, please visit the Company's website at www.a2zas.com.

Twitter: @A2Z_Advanced

On Behalf of the Board,

Bentsur Joseph, CEO

Investor Relations Contact

Trenton Kwan, KIN Communications

Toll Free: 1-866-684-6730

az@kincommunications.com

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such

statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.